SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


        For the period ended December 2002 Commission File Number 1-7274

                                   Bell Canada
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada
                            H3B 4Y7, (514) 870-1511
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F  X


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No  X


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------

Notwithstanding any reference to Bell Canada's Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada's site or any other site on the World Wide Web referred to in Bell Canada's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

For immediate release

                      BCE OUTLINES 2003 FINANCIAL GUIDANCE

Montreal, Quebec, December 18, 2002 -- BCE Inc. (TSX, NYSE: BCE) is presenting its financial guidance for 2003 today at a conference with financial analysts and the media. The public is invited to join today's conference via a live webcast of the event on BCE's Web site at www.bce.ca.Michael Sabia, President and CEO of BCE, and other executives will review the company's plans and priorities for the coming year and present consolidated guidance for revenue, EBITDA(1), earnings per share, capital expenditures (CAPEX) and free cash flow. BCE will also reiterate its expectation to meet previously stated guidance for revenue, EBITDA and EPS for 2002 and reaffirm the current common dividend of $1.20 per share on an annualized basis."In a challenging environment in 2002, we re-organized BCE to restore the financial flexibility we re quire to meet the demands of the marketplace," said Mr. Sabia. "For 2003, BCE has put in place plans to deliver balanced performance, achieving revenue growth in a difficult environment, significantly improving our productivity performance, driving capital efficiency and achieving free cash flow." "We have the broad strategic objective of simplifying our operations and placing the customer at the centre of all we do. All of our products and services face intense competition and we are determined to change the way we do business to meet that competition. We are unparalleled in our ability to provide service, the hallmark of our brand, through our 25 million customer connections."

"We believe that by executing this strategy we can strengthen our position as a leader in North America."

For 2003, BCE has put in place an action plan that balances the need to continually invest to enhance market position with the need to generate superior returns.

BCE Guidance (consolidated)                     2003 Targets
Revenue                                         $19.3 billion to $20.0 billion
EBITDA                                          $7.4 billion to $7.8 billion
Earnings per share                              $1.85 to $1.95
CAPEX (% of revenues)                           17% to 18%
Free Cash Flow (after dividends)                Modestly positive

Revised BCE Pension Accounting Assumptions

BCE's pension plans have over $10 billion of assets and a current surplus of approximately $1 billion. BCE does not have any current funding requirements with respect to its pension plans. Because of current market conditions, for accounting purposes, BCE will lower its expected return on pension assets. BCE expects to have an estimated pension expense of $135 million to $155 million in 2003 with a year over year per share impact of $0.13 to $0.15.

Stock Options Compensation

Effective January 1, 2003 BCE will adopt the fair value method of accounting for stock options compensation on a prospective basis. The compensation will be treated as an operating expense and the EBITDA impact for 2003 is estimated to be between $40 million to $55 million with a per share impact of $0.04 to $0.05.

Bell Canada Financial Guidance

Effective December 31, 2002, and subject to regulatory approval, BCE intends to transfer at fair value its 14% interest in Aliant Inc. and an approximate 52% interest in Bell ExpressVu to Bell Canada. This internal reorganization will simplify BCE's corporate structure but will not change BCE's reporting. The full consolidation of ownership in Aliant and Bell ExpressVu will harmonize Bell Canada's statutory reporting with BCE's reporting for Bell Canada.

During the conference, Bell Canada will reiterate its expectation to meet previously stated guidance for 2002 for revenue, EBITDA and CAPEX and will outline its 2003 targets, as follows:

Bell Canada Guidance                                  2003 Targets
Revenue                                       $17.1 billion to $17.5 billion
EBITDA                                         $7.1 billion to $7.3 billion
CAPEX (% of revenues)                                  17% to 18%
Wireless subscribers                            4.2 million to 4.3 million
Data revenue growth                                    3% to 7%
Internet High Speed subscribers               1.3 million to 1.4 million
Bell ExpressVu subscribers                    1.45 million to 1.55 million

Live Webcast

BCE's 2003 Business Review conference is scheduled to commence at 8:30 a.m. Eastern time today. A webcast of the conference will also be available. Interested investors and other individuals may participate in the conference via the webcast from BCE's Web site at www.bce.ca. A copy of the presentations can be downloaded from BCE's Web site. The webcast and the presentations will also be archived on BCE's Web site.

Media Conference

The media can participate on a listen-only basis during the conference for financial analysts. Following the conference with financial analysts, a media question and answer session will be held.

The media conference will begin at approximately 4:30 PM, Wednesday, December
18. The media can attend in person at the Westin Harbour Castle Convention Centre, Queens Quay room, One Harbour Square, Toronto, listen to a live audio Webcast of the event on our Web site at www.bce.ca, or participate via conference call by dialing 416-406-6419 or 1-888-575-8232 just prior to 5:00 PM.

ABOUT BCE

BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                     --30--

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, financial guidance and anticipated levels of subscribers, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: general economic conditions, the level of consumer confidence and spending and the state of capital markets; the level of demand, including in particular by the enterprise sector, and prices for products and services in the telecom (e.g., data, IP broadband and voice services), media and e-business markets; BCE's ability to manage costs, generate productivity improvements and decrease capital intensity while maintaining quality of service; the intensity of competitive activity, from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and net income; the risk of lower returns on pension plan assets requiring increased pension expenses and potentially pension plan funding; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the availability and cost of capital required to implement BCE's financing plan and fund capital and other expenditures; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to package and cross sell various services offered by the BCE group of companies; stock market volatility; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision); and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 18, 2002 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of December 18, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


For further information:

Nick Kaminaris                                                Isabelle Morin
Communications                                                Investor Relations
(514) 786-3908 (514) 786-3845 Web site: www.bce.ca

--------
(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

                                     SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                   Bell Canada



                                          (signed Michael T. Boychuk)
                               ------------------------------------------------
                                                 Michael T. Boychuk
                                         Senior Vice-President and Treasurer



                                                Date: December 18, 2002